EXHIBIT 99.1

HEXO Reports Third Quarter 2022 Results

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

(All $ figures in Canadian thousands unless otherwise stated)

GATINEAU, Quebec, June 14, 2022 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today reported its financial results for the fiscal quarter ended April 30, 2022 (Q3’22). All amounts are expressed in Canadian dollars unless otherwise noted.

“HEXO is committed to streamlining our operations across all functions, allowing our top-selling brands to remain competitive in the marketplace whilst aligning to our long-term financial objectives of becoming cash flow positive and driving growth,” said HEXO CEO Charlie Bowman. “As we move forward, we remain keenly focused on our financial objectives and taking the necessary steps to achieve them, including maintaining a lean organization and concentrating on operational excellence.”

Significant Financial Results & Events

  On April 12, 2022, HEXO entered into definitive agreements with Tilray Brands Inc. to restructure the terms of the Senior Secured Convertible Note. Amongst other amendments, the notes maturity will be extended by three years and the equity condition clause will be removed, relieving the Company from the punitive dilution pressure under the notes current structure.
  Concurrent with the definitive agreements, HEXO entered into a definitive equity purchase agreement with an affiliate of KAOS Capital Inc, which when completed, will provide HEXO access to an aggregate $180 million over a 36-month period.
  During the quarter, Management announced the closure of the centralized processing and manufacturing facility in Belleville ON. The decommissioning and phase out process is expected to be finalized by the end of July 2022. The Company has begun to transition these operations to other existing sites to further streamline operations and capitalize on production efficiencies.
  Net sales decreased 14%, quarter over quarter, led by a reduction of international and adult-use sales.
  Total impairment losses of $83,171 were recognized in Q3’22, pertaining to the Company’s property, plant and equipment, due to the above Belleville closure and due to new estimated recoverable amounts of certain redundant assets.
  Loss from operations improvement of 80%, quarter over quarter, as the result of the Q2’22 realignment of the balance sheet and the $616 million of previously recognized impairments to goodwill, intangible assets and property, plant and equipment.
  $34,924 of total Senior Secured Note redemptions occurred during the quarter, resulting in the issuance of 72,257,022 common shares.
  The loss on the Company’s Senior Secured Note was reduced by $61,556 due to less volatility in the valuation approach. The Senior Secured Note continues to be valuated at the default demand amount of 115% of the outstanding principal.
  The Company’s total Assets held for sale increased to $22,450 from $13,404 from the previous quarter as the result of closing operations of certain, previously announced, cultivation and research facilities as well as a manufacturing facility.
  Subsequent to the quarter-end and concurrent with a transformation of the Company’s management structure, HEXO appointed Joelle Maurais, former Assistant General Counsel who joined the organization in April 2018, as General Counsel & Corporate Secretary, effective June 15, 2022. The Company would like to thank departing General Counsel, Roch Vaillancourt, for his contributions and dedication to HEXO through this pivotal period. Mr. Vaillancourt will remain with the Company in an advisory role through to July 1, 2022 to facilitate a smooth transition.

Key Financial Results for Q3'22

	For the three months ended			For the nine months ended
	April 30, 2022	January 31, 2022	April 30, 2021	April 30, 2022	April 30, 2021
	$	$	$	$	$
Revenue from sale of goods	63,590	72,014	33,082	205,101	120,059
Excise taxes	(18,021)	(19,251)	(10,482)	(56,808)	(35,219)
Net revenue from sale of goods	45,569	52,763	22,600	148,293	84,840
Ancillary revenue	–	–	60	225	168
Total revenue	45,569	52,763	22,660	148,518	85,008

Cost of goods sold	(55,179)	(61,302)	(18,281)	(199,463)	(57,391)
Gross profit/(loss) before fair value adjustments	(9,610)	(8,539)	4,379	(50,945)	27,617

Fair value adjustments[1]	4,335	5,979	4,437	11,134	17,997
Gross profit/(loss)	(5,275)	(2,560)	8,816	(39,811)	45,614

Operating expenses	(127,704)	(667,296)	(24,906)	(918,139)	(71,186)
Loss from operations	(132,979)	(669,856)	(16,090)	(957,950)	(25,572)

Other expenses and losses	(19,723)	(66,248)	(4,621)	(48,288)	(20,175)
Loss before tax	(152,702)	(736,104)	(20,711)	(1,006,238)	(45,747)

Current and deferred tax	7,697	25,218	–	33,070	–
Other comprehensive income/(loss)	(1,658)	20,632	3	19,339	3
Total Net loss and comprehensive loss	(146,663)	(690,254)	(20,708)	(953,829)	(45,744)
[1] The combined realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.
  Net revenues:
    Q3’22 net revenues have doubled when compared to Q3’21 as the result of the accretive sales contributed by the acquisitions of Zenabis Global Inc. and Redecan (acquired Q4’21 and Q1’22, respectively).
  Cost of Sales & Adjusted Gross Margin:
    Total non-beverage related adjusted gross margins decreased to 24% from 28%, when compared to Q3’21 as the result of a lower average price per gram and unfavorable production variances.
    Increase of biological asset and inventory write offs, destruction and adjustments to net realizable value of $14,620 from Q3’21 due to aged out stock and the write off of trim.
    Crystallization of fair value from business combinations amounted to $4,396 compared to $nil in Q3’21.
  Operating Expenses:
    Operating expenses before impairments and restructuring costs increased 70% from Q3’21, again as the result of the increased size and scale of the consolidated entity.
    Consistent with the Company’s policy established in FY21, the Company fully recognized its Health Canada cannabis fee of $3,673 (a 2.3% levy based upon the Company’s total cannabis sales from the period of April 1, 2021 to March 31, 2022, net of shipping and purchased cannabis costs).
    Restructuring costs increased $2,468 from the comparative period Q3’21 as the result of Management planned closures of certain facilities and turnover of executive management.
  Other Income and Losses:
    The Q3’22 revaluation on financial instruments gain of $3,147 was the result of the decreased $US warrant liability stemming from a drop in the Company’s quarter over quarter share price. No material movement existed in the comparative period.
    The fair value loss on the Senior Secured Note, which was acquired in Q4’21, amounted to $15,110.

Select Balance Sheet Metrics

	Q3'22	Q4'21	% Change
	$	$
Cash & cash equivalents	14,221	67,462	(79%)
Restricted cash	142,174	132,246	8%
Biological assets & inventory	152,385	149,611	2%
Other current assets	226,089	476,485	(53%)
Accounts payable & accrued liabilities	62,220	63,557	(2%)
Current debt	322,394	421,264	(23%)
Working capital	(6,102)	189,920	(103%)
Property, plant & equipment	296,634	393,902	(25%)
Assets held for sale	22,540	-	n/a

Total Assets	848,984	1,311,803	(35%)
Total Liabilities	478,160	579,538	(17%)
Shareholders' Equity	370,824	732,265	(49%)

Adjusted Earnings before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

	Q3’22	Q2’22	Q3’21
	$	$	$
Total net loss	(152,702)	(736,104)	(20,708)
Finance expense (income), net	4,964	5,058	2,947
Depreciation (cost of sales)	4,814	5,973	1,502
Depreciation (operating expenses)	1,579	1,140	1,612
Amortization (operating expenses)	2,957	6,895	371
Standard EBITDA	(138,388)	(717,038)	(14,276)

Investment (gains) losses	14,346	63,221	2,851
Non-cash fair value adjustments	61	1,148	(4,437)
Non-recurring expenses	3,979	9,093	2,207
Other non-cash items	101,665	637,978	2,875
Adjusted EBITDA	(18,337)	(5,598)	(10,780)

The quarter over quarter decrease in Adjusted EBITDA is the result of the decreased consolidated adjusted gross margin due to unfavorable production variances such as under absorption rates at the Company’s Belleville facility (announced closure in Q4’22). The quarter over quarter Adjusted EBITDA was also impacted by the impact of the $3,673 Health Canada cannabis fee which is recognized in the third quarter each fiscal year. Operations of the consolidated Company have increased through acquisition when compared to the Q3’21 period.

Acquisition of Senior Secured Convertible Note by Tilray

On April 12, 2022, HEXO entered into definitive agreements with Tilray Brands, Inc. (“Tilray”) and HT Investments MA, LLC (“HTI”) for Tilray to acquire all of the senior secured convertible note (the “Note”) of the Company which was issued to HTI on May 27, 2021. The Note was originally issued with a principal amount of US$360 million. As of the date of this press release, the outstanding principal amount of the Note is US$185 million after giving effect to various optional redemption payments and a partial conversion elected by HTI under the terms of the Note which have occurred since the issuance of the Note. The terms of the transaction are set out in a transaction agreement (the “Transaction Agreement”) entered into among HEXO, Tilray and HTI providing for the amendment to the terms of the Note and the execution of an amended and restated Note (the “Amended Note”) with HTI that will be immediately thereafter assigned to Tilray pursuant to the terms of an assignment and assumption agreement (together with the Note Transaction Agreement and the Amended Note, the “Note Transaction”). Under the terms of the Note Transaction Agreement, Tilray has agreed to acquire 100% of the remaining outstanding principal balance of the Amended Note, subject to certain conditions described below. As consideration for Tilray’s purchase of the Note, Tilray will pay HTI 95% of the principal for the Amended Note that will be outstanding at closing (the “Note Purchase Price”). Until closing, HTI may continue to redeem the Note pursuant to its terms, however in no event shall the principal of the Amended Note be less than US$160 million prior to the closing of the Note Transaction. The closing of the Note Transaction is subject to the satisfaction of a number of conditions, including: (i) receipt of approvals from the TSX and the Nasdaq; (ii) receipt of shareholder approval from HEXO’s shareholders; (iii) no material adverse effect having occurred in respect of HEXO; and (iv) receipt of all consents and approvals required by any regulatory authorities, including from the Competition Bureau. As at January 31, 2022, the Company was in breach of the covenant in the Note to achieve positive adjusted earnings before taxes, interests, taxes and depreciation (the “Adjusted EBITDA Covenant”) for the three month period ended January 31, 2022. This failure to satisfy the Adjusted EBITDA Covenant constitutes an event of default under the terms of the Note, providing HTI the right to accelerate repayment of the Note at a value which is 115% of the principal amount outstanding. In connection with the Note Transaction, HTI agreed to waive this event of default until the earlier of completion of the Note Transaction or termination of the Transaction Agreement. In the event the Note Transaction is not completed and additional waivers are not obtained, the Company would not be able to make accelerated payments required under the Note, and HTI could foreclose on the Company’s assets.

On June 14, 2022, in view of current stock market conditions and in order to reduce closing risk related to the pre-amendment minimum liquidity closing condition, the Company entered into the amending agreement (the “Amending Agreement”) to the Transaction Agreement pursuant to which HEXO, Tilray Brands and HTI agreed to:

  reduce the minimum liquidity interim covenant and closing condition from USD$100,000,000 to CAD$70,000,000 with such amount to be determined after giving effect to a release of all conditions in any blocked accounts and restricted cash of the Company and its subsidiaries and including net cash proceeds expected to be received from the Company’s captive D&O insurance policy;
  extend the Outside Date (as defined in the Transaction Agreement) from July 1, 2022 to August 1, 2022 and to extend the date past which the Outside Date cannot be extended to November 30, 2022;
  extend the date by which the Company must use best efforts to obtain shareholder approval from June 15, 2022 to July 15, 2022;
  reduce the Amendment Share Price (as defined in the Transaction Agreement) from USD$0.54 to CAD$0.40;
  amend the condition regarding Tilray’s right to appoint nominees and an observer to the Company’s board of directors such that Tilray will be entitled to appoint two directors and one observer to the Company’s board of directors;
  amend and restate the Amended Note to reflect a reduction in Tilray Brands’ Conversion Price (as defined in the Amended Note) from CAD$0.85 to CAD$0.40; and
  amend and restate the Assignment and Assumption Agreement (as defined in the Transaction Agreement) to reflect certain changes to the purchase price and consideration (as between Tilray Brands and HTI).

Additionally, Tilray has irrevocably waived any non-compliance by the Company with the minimum liquidity interim covenant contained in the Transaction Agreement for all periods prior to the date of the Amending Agreement for all purposes, including with respect to Tilray’s ability to terminate the Transaction Agreement for any such non-compliance.

Equity Line Standby Commitment

On April 12, 2022, the Company announced that it had entered into a definitive agreement (the “Standby Agreement”) with an affiliate of KAOS Capital (the “Standby Party”) to provide a $180 million equity line to the Company. The Standby Agreement permits HEXO to demand that the Standby Party subscribe for an aggregate of $5 million of common shares per month over a period of 36 months for aggregate proceeds of up to $180 million over the term of the Standby Agreement (the “Standby Commitment”).

The common shares to be issued under the Standby Commitment will be issued at a 7% discount to the 20 day volume weighted average price of HEXO’s shares on the TSX at the time the demand is made. It is expected that the common shares issued to the Standby Party upon each draw will be freely tradeable under applicable securities law. The Company will use the proceeds from the Standby Commitment to fund interest payments under the Amended Note, to fund one or more pre-payments of such Amended Note, as such Amended Note may be amended from time to time, and for general corporate and working capital purposes.

On June 14, 2022, the Company announced that, in view of the Company’s current share price, the Standby Party had formally agreed, for a period of three months, to reduce the minimum price condition included in the Standby Agreement from the CAD$0.30 to CAD$0.10 per share. This will ensure the Company may, during such three month period, draw upon the financing commitment (the “Standby Commitment”) contemplated by the Standby Agreement even if its share price were to fall below CAD$0.30 per share. In addition, the standby party has agreed to allow the Company to commence the process of drawing upon the Standby Commitment immediately following receipt of necessary regulatory approvals without having to wait until the first five trading days of the next calendar month as previously contemplated by the Standby Agreement. Subsequent draws will continue to be available only during the first five trading days of any month during the term of the Standby Commitment. The Company is not required to pay the Standby Party any additional consideration in connection with these amendments to the Standby Agreement.

The closing of the Standby Commitment is subject to the satisfaction of a number of conditions, including: (i) receipt of approvals from the TSX and the Nasdaq; (ii) receipt of shareholder approval from HEXO’s shareholders; and (iii) no material adverse effect having occurred in respect of HEXO. The Company will not be able to draw upon the Standby Commitment until it receives such approvals. Closing of the Standby Agreement is expected to occur by the end of June 2022, subject to the satisfaction or waiver of closing conditions.

Withdrawal of Financial Guidance

In connection with its strategic plan titled “The Path Forward”, the Company has previously provided guidance regarding its operational synergies and incremental increases to cash flows for the financial years ending July 31, 2022 and 2023. In light of a number of developments, circumstances and considerations, including, among others, deteriorating market and macro-economic conditions, recent changes to senior management and the pending transaction with Tilray Brands, Inc. (with potential impacts on the Company’s capital structure and liquidity). HEXO CFO Julius Ivancsits is embarking on a comprehensive review of the existing organizational and business strategy, with a continuing objective of becoming EBITDA and cash flow positive. The Company now believes that it will not achieve the synergies and incremental cash flow increases to the level estimated in its previous guidance and it expects such figures and measures to be lower than previously guided. Consequently, the Company announces that it is entirely withdrawing its previously issued guidance on operational synergies and expected incremental increases to cash flows for the 2022 and 2023 financial years, and there can be no assurance that the Company will in the future decide to provide any guidance whatsoever with respect to any operational, financial or other measure.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”) including and not limited to: the proposed acquisition by Tilray of the Secured Note, including the conditions thereto; ; the Company’s cash flow projections; the entering into of the Standby Agreement on the terms described herein, if at all; the amount of the Standby Commitment and the use of the proceeds from the Standby Commitment. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

The following press release should be read in conjunction with the management’s discussion and analysis (“MD&A”) and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended April 30, 2022. Readers should also refer to the section regarding “Non-IFRS Measures” in the immediately following section of this press release. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

Non-IFRS Measures

In this press release, reference is made to gross profit/(loss) before fair value adjustments and adjusted EBITDA which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the MD&A for the three and nine months ended April 30, 2022, filed under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:
invest@hexo.com
hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com